Exhibit 99.87

Source: PyroGenesis Canada Inc.
February 23, 2021 13:30 ET

PyroGenesis Comments on Today’s Trading Activity; All Projects, incl. NASDAQ Listing, On Track; Cash-on-Hand > $27.5M

MONTREAL, Feb. 23, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, issues this press release in response to this morning’s trading activity, and the sudden decline in its stock price. The Company wishes to reassure investors that all projects, including the NASDAQ listing, are all on track and that there are no undisclosed events to warrant this morning’s decline.

The Company prefers not to opine on stock price and trading activity, however, given the recent decline, and inquiries from investors, the Company confirms the following:

Everything material has been disclosed by the Company in either its press releases or financial reports. PyroGenesis further confirms that none of the contracts previously disclosed, nor the NASDAQ listing, are at risk. Last, but not least, the Company wishes to reassure PyroGenesis’ investors that the Company remains on track with current and prospective projects, as well as with the NASDAQ listing.

“I just wanted to take the time to reassure investors that the decline in stock price this morning cannot be explained by any undisclosed developments at the Company, as all material events have been disclosed,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “The Board believes the Company is in the strongest position it has ever been with (i) a backlog at historical levels, (ii) a pipeline that is growing exponentially, and (iii) a clean balance sheet which, as of today, posts cash-on-hand in excess of $27.5M.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/